3-22-02

2 1116888

02029566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2002

PREMIER INTERNATIONAL FOODS PLC
(Translation of registrant's name into English)

Hillsdown House
32 Hampstead High Street
London NW3 1QD England
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☑

PREMIER INTERNATIONAL FOODS

Full Year Results to 31st December 2001
(Unaudited)

London, 22nd March: Premier International Foods today announces 4th quarter results of continuing net sales of £221.4m and continuing EBITDA of £30.0m, an increase in continuing net sales of 2.3% and an increase in continuing EBITDA of 18.1% over the comparable period last year. For the full year to 31st December 2001, continuing net sales were £845.2m and continuing EBITDA was £82.8m, increases of 3.3% and 8.7%, respectively.

Continuing net sales for the 4th quarter for our Grocery Products businesses, which excludes our potato business MBM, were 5.0% ahead of last year at £187.3m, and at £687.9m for the full year, were broadly neutral with last year.

Continuing operating profits before exceptional items were £23.5m for the 4th quarter, an increase of 11.4% over the comparable period last year and were £64.3m for the year to 31st December 2001, an increase of 7.0% over last year.

Trading Review

During the year we were successful in reversing the losses we had seen in 2000 in our tea business. This involved the elimination of deep discounted promotions, with the effect of achieving profitable margins on lower sales volumes, and though our net sales were nearly 20% behind last year in value terms, we spent some £19m less on marketing and promotional spend. Elsewhere in the Group, we increased our spend on marketing by some £6m, as we concentrated on driving sales increases in some of our core brands. We ended the year with good results from our chocolate beverage business and also from our sauces & pickles operations. Despite increased competition from Europe, our canning business had a satisfactory year, but ended the year behind 2000's record performance, largely as a result of the one off costs incurred during our factory reconfiguration programme and the integration of Stratford-upon-Avon Foods: costs which are now behind us. Our UK preserves business also faced significant competition from both UK and European producers. Our French preserves business had a difficult year and despite a good sales performance the overall results were impacted by a significant restructuring programme as we integrated the warehousing and distribution for our French businesses into one centralised operation.

Acquisitions

By the year end both the Stratford-upon-Avon Foods (canned foods, pickles and sauces) and Lift (beverages) acquisitions had been fully integrated into our existing operations and we had completed our strategic review of Nelsons (preserves). Arising from this review, we have concluded that we will close the existing Nelsons factory at Aintree and integrate the operations into our existing preserves factory at Histon. We intend to complete this integration during the second quarter of 2002. We therefore anticipate incremental contributions from all three businesses in 2002.

C. Dean Metropoulos, Premier's chairman, said:

" I am pleased to report very satisfactory 4th quarter results, and, as predicted, we have ended the year with good EBITDA growth, which at £82.8m for the continuing businesses is 8.7% ahead of last year. Equally satisfying is our continued success in deleveraging, and we ended the year with a leverage ratio of approximately 4.5 times, comfortably within our bank covenant ratio of 5.0 times.

"We have spent the last two and a half years executing a complicated and far-reaching refocusing programme. This has involved plant closures, manpower reductions and the integration of our administration and MIS functions. Having achieved the objectives we set ourselves, we are now entering a new phase for the Group, where our emphasis will be on business growth through brand extension and new product launches, together with appropriate "bolt on" acquisitions. To this end we have appointed Robert Schofield to the position of Chief Executive, and John Nichols has retired from the Group. John has been one of the principal drivers of the restructuring programme, and has ensured its successful execution. With the appointment of Robert Schofield, who brings a wealth of commercial experience with him, I will move to the role of Non-Executive Chairman but will stay closely involved in the Group's development and will maintain my close links with the Group. A further stage in the Group's evolution is that we will be reducing the size of our corporate headquarters, which unfortunately means that Keith Buchanan will also shortly be leaving the business. We are currently recruiting a replacement Operational Finance Director for the Group, who will also assume the Group finance roles; we anticipate making a further announcement on this appointment in the near future. With John, Keith has been instrumental in successfully creating the solid, focussed and highly efficient platform, which enables us to embark on the next stage of the Group's development with the knowledge that the basic controls and infrastructure are in place.

"I am confident that under the stewardship of Robert Schofield, Premier will continue to report solid progress."

Robert Schofield, Premier's Chief Executive, said:

"I am very pleased to be taking on the role of Chief Executive and would like to thank Dean, John and Keith for creating a very solid platform for growth.

"We ended the year satisfied that our strategy has been implemented according to our plans: we have refocused the business, we have stemmed the poor performance in our tea business and have made three accretive and synergistic acquisitions, all of which are now positioned to add to earnings in the coming year. Our focus for 2002 will be to look towards driving sales, especially our higher margin branded business; this will involve an increase in marketing spend, and we have recently strengthened our marketing team to ensure a successful execution of this increased spend.

"Our strategy is clear: we will continue to be efficient, we will invest wisely behind our brands and we will make appropriate acquisitions."

Enquiries:

Robert Schofield	Keith M. Buchanan
Chief Executive	Group Finance Director
+44-(0)-1223-202511	+44-(0)-207-433-6310

Premier International Foods plc
Group Profit & Loss Account

	Three months to 31st December 2001	Three months to 31st December 2000	Twelve months to 31st December 2001	Twelve months to 31st December 2000
	£m	£m	£m	£m
Net sales				
Continuing Operations	221.4	216.4	845.2	818.5
Discontinued Operations	0.5	71.7	4.1	215.1
	221.9	288.1	849.3	1,033.6
Cost of sales				
Continuing Operations	167.5	162.8	657.2	620.5
Discontinued Operations	0.7	55.4	3.7	168.4
	168.2	218.2	660.9	788.9
Gross profit				
Continuing Operations	53.9	53.6	188.0	198.0
Discontinued Operations	(0.2)	16.3	0.4	46.7
	53.7	*69.9*	**188.4**	**244.7**
Selling & Distribution				
Continuing Operations	24.3	27.5	97.6	113.3
Discontinued Operations	0.1	6.5	0.5	29.5
	24.4	34.0	98.1	142.8
Administration				
Continuing Operations	6.1	5.0	26.1	24.6
Discontinued Operations	0.1	0.9	0.7	8.1
	6.2	5.9	26.8	32.7
Operating profit before exceptional items				
Continuing Operations	23.5	21.1	64.3	60.1
Discontinued Operations	(0.4)	8.9	(0.8)	9.1
	23.1	**30.0**	**63.5**	**69.2**
Operating exceptional items	(6.6)	(1.6)	(12.2)	(1.6)
Non-operating exceptional items (i)	(9.8)	(4.0)	(26.2)	(5.8)
Profit pre-interest	**6.7**	24.4	**25.1**	**61.8**
Net interest payable	10.1	13.0	41.5	52.1
Revaluation of bond	1.5	(1.4)	3.7	10.0
Amortisation of debt issue costs	1.1	1.4	7.5	5.8
Total interest payable/(receivable)	12.7	13.0	52.7	67.9
Profit / (loss) pre-tax	*(6.0)*	**11.4**	(27.6)	*(6.1)*
Total taxation expense	(1.3)	(1.7)	(0.6)	(1.7)
Profit / (loss) after tax	(7.3)	9.7	(28.2)	(7.8)

(i) The principal non-operating exceptional items arise from the sale of Horizon Biscuits and Kingsland Wines & Spirits, which were disposed of in January and February 2001 respectively.

Premier International Foods plc
Group Profit & Loss Account

	Three months to 31st December		Twelve months to 31st December	
	2001	2000	2001	2000
	£m	£m	£m	£m
Analysis of Operating Profit before exceptional items				
Continuing Operations	23.5	21.1	64.3	60.1
Discontinued Operations	(0.4)	8.9	(0.8)	9.1
	23.1	30.0	63.5	69.2
Depreciation & Amortisation				
Continuing Operations	6.5	4.3	18.5	16.1
Discontinued Operations	0.1	1.5	0.1	6.2
	6.6	5.8	18.6	22.3
EBITDA (1)				
Continuing Operations	30.0	25.4	82.8	76.2
Discontinued Operations	(0.3)	10.4	(0.7)	15.3
	29.7	35.8	82.1	91.5

(1) EBITDA, a non-statutory measure of operating performance, is defined, in accordance with our bank facilities agreement, as consolidated operating profits but before (i) exceptional items; (ii) amortisation of intangible assets; (iii) depreciation; (iv) net interest charges; (v) net taxes; and (vi) any non-cash charges and non-cash income.

Analysis of net sales

Canned foods, pickles & sauces	98.4	93.3	362.4	337.6
Beverages	46.2	46.5	175.6	193.8
Preserves	38.3	34.0	133.8	135.0
Other	4.4	4.6	16.1	19.6
Grocery Products	187.3	178.4	687.9	686.0
Potatoes	34.1	38.0	157.3	132.5
Continuing operations	221.4	216.4	845.2	818.5
Discontinued operations	0.5	71.7	4.1	215.1
Total	221.9	288.1	849.3	1,033.6

Premier International Foods plc

Group Summarised Balance Sheet

	31st December 2001	2000
	£m	£m
Fixed Assets		
Intangible assets	17.4	6.6
Tangible assets	120.0	158.9
Investments	0.2	0.1
	137.6	165.6
Current Assets		
Stocks	105.6	136.2
Debtors		
Within 1 Year	137.1	164.6
Greater than 1 Year	11.7	23.7
Cash at bank	27.3	26.2
	281.7	350.7
Current Liabilities		
Bank loan and overdrafts (1)	10.1	17.7
Trade creditors	139.0	124.6
Provision for corporate tax	6.8	6.8
Other current liabilities	43.2	90.5
	199.1	239.6
Net current assets	82.6	111.1
Total assets less current liabilities	220.2	276.7
Other non current liabilities		
Borrowings (1)	375.7	478.3
Other creditors	4.7	6.0
	380.4	484.3
Net deficit	(160.2)	(207.6)
Analysis of Net Debt		
Cash	27.3	26.2
Bank loan and overdrafts	(14.2)	(23.1)
Long term debt	(384.2)	(493.0)
Gross Debt	(371.1)	(489.9)
Unamortised debt issue costs	12.6	20.1
Net Debt	(358.5)	(469.8)
Leverage ratio		
Gross debt	371.1	489.9
EBITDA	82.1	91.5
Leverage ratio	4.5	5.4

(1) Net of capitalised debt issuance costs.

Premier International Foods plc
Summarised Group Cash Flow

	Three months to 31st December		Twelve months to 31st December	
	2001	2000	2001	2000
	£m	£m	£m	£m
Operating profit	23.1	30.0	63.5	69.2
Depreciation, amortisation and non-cash charges	6.6	5.8	18.6	22.3
EBITDA	29.7	35.8	82.1	91.5
Net Capital expenditure	(5.0)	(5.1)	(12.8)	(23.9)
Movement in working capital	8.1	4.7	13.1	13.9
Total interest paid	(6.2)	(10.8)	(40.1)	(55.6)
Other flows	(0.1)	(3.8)	(2.4)	(6.7)
Operating cash flow	26.5	20.8	39.9	19.2
Acquisitions and disposals	(9.1)	(0.6)	72.3	(0.6)
Cash flows related to restructuring	(6.9)	(9.3)	(13.5)	(13.9)
Share capital issued	0.0	0.0	23.7	0.0
Net Flow	10.5	10.9	122.4	4.7
Opening gross debt 1st September / 1st January	(380.2)	(502.2)	(489.9)	(484.6)
Revaluation of $200m bond	(1.4)	1.4	(3.6)	(10.0)
Closing Gross debt 31st December	(371.1)	(489.9)	(371.1)	(489.9)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2002

Premier International Foods plc

By: 

Name: Keith Buchanan

Title: Finance Director